

OFFERING MEMORANDUM

facilitated by



Mike D's BBQ, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Mike D's BBQ, LLC
State of Organization	NC
Date of Formation	01/07/2014
Entity Type	Limited Liability Company
Street Address	134 Daneborg Rd, Durham NC, 27703
Website Address	www.mikedsbbq.com

(B) Directors and Officers of the Company

Key Person		Michael De Los Santos
Position with the Company		
	Title	Owner
	First Year	2013
Other business experience (last three years)		Mike D's BBQ, LLC · Self-employed Mike D's BBQ, LLC · Self-employed Dec 2013 - Present · 9 yrs 7 mos

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Michael De Los Santos	97.5%

(D) The Company's Business and Business Plan

The Team

Michael De Los Santos , Owner

Michael De Los Santos (Mike D) is the owner of Mike D's BBQ, LLC, a Durham, NC based BBQ company with an award-winning line of sauces and dry rubs and catering. Michael and Mike D's BBQ were also featured on the I Quit reality docu-series on the Discovery Channel, as well as CNBC, KTLA, and My Carolina.

Michael serves as the President of the North Carolina Specialty Foods Association, a non-profit with the mission of growing opportunities for food-based business in NC and beyond. Michael also serves as the Board Chair for Helps Education Fund, a non-profit focused on improving educational equity. In addition, he also serves on the Board of Directors for Reinvestment Partners, a non-profit who works to address the problems of poverty and social injustice in the areas of food, housing, community development, health, and financial services. He has a Bachelor's degree in Public Administration from Southern New Hampshire University, and a Master's Degree in Real Estate with a focus on Development from Georgetown University.

Community means everything to Mike D, and food specifically BBQ is his tool to bring community together.

The Opportunity

- With 9 months under our belt, it is time to take the next step with staffing and partnerships!
- We need to expand our staff to allow us to meet demand without sacrificing service, and continue to pay a living wage.
- We need to grow our apprenticeship program. Adding another apprentice will continue to increase our capacity.
- We started with used equipment, and as time goes we need to be prepared for some of those to be replaced.

Our Story

- The goal and mission of Mike D's BBQ has always been to bring people together around good food and fellowship to create community.

- In our early days we wanted to accomplish this through our sauces and rubs, helping people bring great flavor to their gatherings.

- If you have spent any time speaking with Mike D about BBQ you have heard the quote "If we had more BBQ's we could achieve world peace".

- Food is the great equalizer and it is well documented how good food can bring people together.

- BBQ takes it to another level, there is something about meat (and vegetables) cooked over fire and wood that just helps people put aside their differences and just make community. Your contribution to this campaign helps make this a reality in East Durham, a community in transition, feeling the weight of gentrification, community is needed.

- In the first 9 months of our smokehouse opening we have continued to win awards.

- Eater Carolinas Named us the [Best New NC BBQ for 2023](#)!

- WRAL Voters' Choice awards voted us as the [Best New Restaurant for 2023](#)! We were also a finalist for best wings, and finished 2nd for best boss!

- We launched the first pitmaster apprenticeship program in the state, and have the first pitmaster apprentice already working!

Highlights

- Over the last year and a half as the food service side of our business grew, and more and more potential consumers visited our store wanting to get food and not BBQ supplies, we knew that the next phase of the business needed to serve both side of our customers, products and food.
- In our first 9 months we have served over 11,000 tickets
- We have hosted, candidate mixers, community meetings, networking meetings, and birthday parties! We continue to build community through our location!

Join us!

While we have been operating almost a year, we need to raise additional capital to help us continue to grow. We are seeking to raise $75,000 which will help us accomplish the following:

- Hire additional front of house staff

- Increase our pitmaster apprenticeship

- Restock our inventory of sauces and rubs (will increase revenue)

- Cash Reserves while we scale up

Mike D's BBQ, an award-winning BBQ Brand

- Over the last nine years the company has grown from selling sauces and rubs out of the trunk of their car to shipping to customers in all 50 states and 12 countries. As well as having a retail partner across 27 states and 1 country!
- Our sauces and rubs have won awards at all levels which include 4 world champions and 4 times best in state (North Carolina).
- We expanded to a brick-and-mortar BBQ supply store and catering events which have expanded beyond NC to Virginia, West Virginia, and Alabama.
- Eater Carolinas Winner for Best New NC BBQ - 2023
- WRAL Voters Choice Winner for Best New Restaurant - 2023

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the [Educational Materials](#) for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$75,000
Offering Deadline	May 17, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Equipment replacement Fund	$12,000	$24,000
Staffing	$30,000	$40,000
Apprenticeship Program	$20,000	$35,756
Marketing	$7,937	$15,874
Mainvest Compensation	$5,062.5	$8,370
TOTAL	$74,999.5	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT

WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.9 - 3.1%[2]
Payment Deadline	2032-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	4.07%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.9% and a maximum rate of 3.1% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$75,000	1.9%
$87,250	2.2%
$99,500	2.5%
$111,750	2.8%
$124,000	3.1%

[3] To reward early participation, the investors who contribute the first $75,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $75,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Michael De Los Santos	97.5%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Thread Capital	$13,519	5.5%	03/01/2031	
Thread Capital	$10,399	10.99%	09/01/2026	
SBA EIDL	$80,000	3.75%	01/27/2051	
Mainvest Revenue Sharing Notes	$69,171	%	12/31/2028	sharing 1.1% of revenue until a 1.64x multiple is achieved.

(Q) Other Offerings of Securities within the Last Three Years

June 2023 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $43,600 Please refer to the company's Form C/U dated August 11th, 2023 for additional disclosures

(R) Transactions Between the Company and "Insiders"

On 4/7/2023 Steve Schewel purchased a 2.5% equity stake in Mike D's BBQ, LLC for $25,000. His relationship to the company is as a minority owner (Silent Partner).

(S) The Company's Financial Condition

Subsequent events to historical financials

Since the latest available financial statements of Mike D's BBQ, we have had the following material changes and trends:

- Increase in costs relating to Production of Sauce and Rubs.

- Purchased equipment for our smokehouse.

Forecasted milestones

Mike D's BBQ forecasts the following milestones:

- Hire for the following positions by August 2023: Restaurant Manager and Retail Manager

- Achieve $854,000 revenue per year by 2023.

- Achieve $604,325 profit per year by 2025].

Other challenges

Mike D's BBQ has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

- Raising debt capital due to lower revenues as a result of the pandemic

- Lower revenue due to delays in smokehouse and retail location opening.

- Lower revenue due to production slowdowns with the sauces and rubs causing low inventory for sales.

Historical milestones

Mike D's BBQ has been operating since December 2013 and has since achieved the following milestones:

- Achieved revenue of $27,309 in 2019, which then grew to 94,356 in 2020.
- Opened physical location in Durham, NC in September 2020

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

As of 11/3/22, Michael De Los Santos and Mike D's BBQ has a Civil Judgment for $5,208 outstanding with American Express. This stems from a credit card account from early in the business. Michael paid as he could and American Express filed civil suit. Courts ruled in American Express favor on 11/3/22. Michael will resolve this judgement once the restaurant is opened and capital is freed up. This debt is not a hindrance in the operation of Mike D's BBQ.

Criminal record for case 3002020CR 701601 filed against Michael De Los Santos on 3/19/20 was for a speeding citation. The case was disposed with no additional action.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its -year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$854,000	$1,703,000	$1,754,090	$1,806,712	$1,860,914
Cost of Goods Sold	$112,000	$223,500	$232,440	$241,737	$251,407
Gross Profit	$742,000	$1,479,500	$1,521,650	$1,564,975	$1,609,507
EXPENSES					
Payroll	$206,256	$458,796	$477,148	$496,234	$516,084
Shipping	$9,000	$9,225	$9,455	$9,691	$9,933
Accounting, Dues, Subscriptions	$18,000	$18,450	$18,911	$19,383	$19,867
Insurance	$3,600	$3,690	$3,782	$3,876	$3,972
Sales Tax	$64,050	$120,627	$125,452	$130,470	$135,688
Office Supplies	$6,000	$6,150	$6,303	$6,460	$6,621
Advertising	$21,000	$21,525	$22,063	$22,614	$23,179
Wholesale Fees	$600	$1,196	$1,231	$1,267	$1,305
Lease/Rent Costs	$66,482	$132,964	$138,282	$143,814	$149,566
Utlities/Equipment	$18,000	$18,450	$18,911	$19,383	$19,867
BBQ Bash Expenses	$11,000	$11,275	$11,556	$11,844	$12,140
Loan Payments	$5,009	$5,134	$5,262	$5,393	$5,527
CC Processing Fees	$1,782	$1,826	$1,871	$1,917	$1,964
Contigency Expense (5% of revenue)	$42,700	$85,150	$0	$0	$0
Operating Profit	$268,521	$585,042	$681,423	$692,629	$703,794

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$128,468.00	$141,097.00
Cost of Goods Sold	$53,657.00	$29,274.00
Taxes Paid	$0	$0
Net Income	$-76,732.00	$-60,902.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V